SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 4)

ACTEL CORPORATION

(Name of Subject Company)

ACTEL CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

John C. East

President and Chief Executive Officer

Actel Corporation

2061 Stierlin Court

Mountain View, California 94043-4655

(650) 318-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 4, 2010, as amended by Amendment No. 2 thereto filed with the SEC on October 5, 2010 and as amended by Amendment No. 3 thereto filed with the SEC on October 8, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Actel Corporation, a California corporation (“Actel”), relating to the tender offer by Artful Acquisition Corporation, a California corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Microsemi with the SEC on October 4, 2010, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, together with the associated preferred stock purchase rights of Actel (which rights together with the shares of common stock are hereinafter collectively referred to as the “Shares”) or such reduced amount of Shares as described therein, at a price of $20.88 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal that accompanied the Offer to Purchase (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 1.	Subject Company Information.

The section captioned “Securities” under Item 1 is hereby amended and restated as follows:

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, $0.001 par value per share, and the associated Rights (as defined below) of Actel (the “Shares” or the “Common Stock”). As of the close of business on September 30, 2010, there were (i) 25,916,764 Shares issued and outstanding, (ii) 5,153,974 Shares subject to outstanding options to acquire Shares (“Company Common Stock Options”), of which Company Common Stock Options to purchase 4,333,124 Shares were exercisable, (iii) 328,869 Shares subject to restricted stock units of Actel (“Company RSUs”) were outstanding, (iv) stock appreciation rights based on 1,399,650 Shares (“Company SARs”), of which 61,767 Company SARs were vested and (vi) 6,519,680 Shares reserved for future issuance under Actel’s employee stock purchase plan.”

Item 2.	Identity and Background of Filing Person.

The sixth paragraph under the section captioned “Tender Offer and Merger” under Item 2 is hereby amended and restated as follows:

Actel has granted Microsemi an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Share equal to the Offer Price, that number of newly issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Microsemi or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (i) the then outstanding Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including Company RSUs, Company SARs, Company Stock Options and Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option will not be exercisable for Shares in excess of the number of Shares authorized and unissued or held in the treasury of Actel. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares, Purchaser, together with Microsemi would hold one Share more than the Short-Form Merger Threshold.

Item 8.	Additional Information.

The first paragraph under the section captioned “Top-Up Option” under Item 8 is hereby amended and restated as follows:

Top-Up Option. Actel has granted Microsemi a Top-Up Option exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase the Top-Up Shares at a price per Share equal to the Offer Price equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Microsemi or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (i) the then outstanding Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including Company RSUs, Company SARs, Company Stock Options and Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option will not be exercisable for Shares in excess of the number of Shares authorized and unissued or held in the treasury of Actel. The Top-Up Option is not exercisable unless, immediately after such exercise and the issuance of Shares, Purchaser, together with Microsemi would hold one Share more than the Short-Form Merger Threshold.

Item 8 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Cautionary Note Regarding Forward-Looking Statements”:

Securities Class Action Litigation. On October 5, 2010, Lisa Sullivan filed a putative class action lawsuit in the Superior Court of the State of California, County of Santa Clara. Ms. Sullivan alleges that she is a shareholder of Actel and purports to bring the lawsuit on behalf of herself and all other shareholders of Actel except for the defendants and persons or entities associated with the defendants. The complaint names as defendants Actel, John C. East, Jeffrey C. Smith, Eric J. Zahler, Patrick W. Little, James R. Fiebiger, Jacob S. Jacobbson, J. Daniel McCranie, Robert G. Spencer, Purchaser and Microsemi. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties to Actel’s shareholders in their efforts to complete the sale of Actel to Purchaser pursuant to an unfair process and for an unfair price, and that Actel, Purchaser and Microsemi aided and abetted the alleged breaches of fiduciary duty. The complaint also alleges that Actel’s Schedule 14D-9 contained inadequate disclosures. Among other relief, the complaint seeks to enjoin the proposed acquisition of Actel by Purchaser and to rescind the Merger Agreement to the extent already implemented, as well as attorneys’ fees, expert fees and other costs.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTEL CORPORATION

Date: October 12, 2010	By:	/S/ JOHN C. EAST
John C. East
President and Chief Executive Officer